Exhibit 99.1

SEALSQ Announces FY 2025 Audited Financial Results, Reaffirms Q1 2026 Expectations & FY 2026 Guidance, Updates on Partnerships and QS7001 Certification & Go-to-Market Execution

Conference Call to be Held on April 1 at 9:00am ET

•	Audited FY 2025 revenue of $18 million, representing 66% growth year-over-year
•	Entered 2026 with a strong commercial momentum and expects Q1 2026 revenue to exceed $4 million and grow over 100% as compared to Q1 2025
•	Reaffirms FY 2026 guidance with revenue expected to grow between 50%-100% year over year
•	Strong cash and short-term investments of over $525 million as of March 31, 2026, well positions SEALSQ to execute growth strategy
•	Active business pipeline exceeding $200 million for 2026–2029, including over $60 million linked to QS7001 and QVault TPM programs
•	Good progress on partnerships and investments Strategy to establish SEALSQ as a cornerstone player at the intersection of secure semiconductors, Post-Quantum cryptography, and Quantum Technologies

Geneva, Switzerland – March 31, 2026 - SEALSQ Corp (NASDAQ: LAES) (“SEALSQ” or the “Company”), a global leader in semiconductor, PKI, and Post-Quantum security technologies, today announces audited results for full year (“FY”) 2025, provides first quarter 2026 revenue expectations, and reaffirms FY 2026 revenue guidance.

FY 2025 Key Financial and Operational Highlights

•	FY 2025 revenue reached $18.3 million, representing a 66% increase year-over-year, of which $8 million was generated in Q4 2025, as compared to $4 million in Q4 2024. Revenue growth was driven by renewed demand across core semiconductor and PKI product lines and five months of revenue contribution from IC'ALPS SAS (“IC’ALPS”) following its acquisition on August 4, 2025 (approximately $3.5 million). The 2025 numbers reflected the transitional period between the traditional product offerings and next-generation Post-Quantum semiconductor platforms, and included initial revenues from sampling the Post-Quantum technology products, with the transition expected to enter its commercialization phase with the first production revenues anticipated in the latter part of 2026.

•	FY 2025 net loss of $34.2 million. This 61% increase against the net loss in FY 2024 includes a non-cash share based compensation charge of $11.2 million, in addition to increased operating expenses due to the consolidation of IC’ALPS since August 2025, an increase in general & administrative expenses due primarily to the engagement of SEALSQ Corp’s management team and certain central functions beginning in January 2025, as well as further investment made in our research & development, and sales & marketing efforts designed to accelerate growth with the launch of the new Post-Quantum semiconductor product range.

•	Ended the year with a strong balance sheet. As of December 31, 2025, SEALSQ held over $425 million in cash and short term investments, providing one of the strongest liquidity positions in its sector, even after deploying $30 million during the past year toward strategic investments in WeCan Group, IC’ALPS, Quantix Edge Security and WISeSat.Space (WISeSat), a secure satellite and critical digital satellite infrastructure company and a subsidiary of SEALSQ’s parent company, WISeKey International Holding Ltd (“WISeKey”) (SIX: WIHN, NASDAQ: WKEY), a leading global cybersecurity, blockchain, and IoT company.

•	SEALSQ raised approximately $125 million in March 2026. As of March 31, 2026, SEALSQ has over $525 million in cash and short-term investments. This capital base enables accelerated Post-Quantum R&D, manufacturing scale-up, strategic acquisitions and ecosystem investments and vertical integration in ASIC design and quantum infrastructure.

•	Active business pipeline estimated to total over $200 million as of March 31, 2026, reflecting potential revenue opportunities with both current and potential new customers from 2026 through 2029, including $60 million linked to QS7001 and QVault TPM programs. This pipeline highlights rising global demand for quantum-resistant security and sovereign semiconductor design and the continued evolution of our business development activities. These figures reflect management estimates and are subject to conversion risks, customer validation and technical integration.

Carlos Moreira, CEO of SEALSQ, stated: “Our 66% revenue growth in 2025, coupled with early indications that Q1 2026 revenue will exceed $4 million, represents a decisive inflection point for SEALSQ. These results underscore the strength of our strategy and signal our transition from a capital-intensive development and investment cycle into a phase of commercial acceleration. We are now entering a period defined by execution and scale. Backed by more than $525 million in cash and short-term investments, and supported by a robust pipeline of over $200 million in potential new revenue opportunities, SEALSQ is strategically positioned to become a cornerstone player in sovereign security semiconductor, quantum-security and quantum technologies ecosystems worldwide.”

Mr. Moreira continued, “At the same time, accelerating global demand for quantum-resistant cybersecurity, driven in particular by US regulation like CNSA 2.0 and sovereign semiconductor solutions, is reshaping the competitive landscape. Governments and enterprises alike are prioritizing secure, future-proof infrastructure, creating a powerful tailwind for our technologies. Against this backdrop, SEALSQ is uniquely positioned to play a foundational role in the emerging Quantum-security and sovereign semiconductor ecosystems worldwide with a unique ability to deliver catalog chips, custom secure ASICs, and security IP. Our focus is clear: convert technological leadership into commercial success, deepen strategic partnerships, and establish SEALSQ as a trusted cornerstone in next-generation digital security and quantum infrastructure.”

Quantum Shield QS 7001 Accreditation Process

SEALSQ reaffirmed that the QS7001 certification process is progressing substantially in line with the timeline that had previously been communicated. We have received written confirmation from the certification body that the most critical part of the Common Criteria evaluation required to achieve Evaluation Assurance Level (EAL) 5+, namely fault injection and side-channel attacks, confirming the QS7001’s resistance, passed in March as anticipated. The testing laboratory is now finalizing the administrative steps to issue the formal Common Criteria lab letter, expected in early April. This largely administrative delay has no impact on the overall certification process or our expected timeline to receive first production revenues in late 2026.

Validation

Entropy Source Validation (ESV)

The independent laboratory has completed its evaluation of the Random Number Generator, a foundational component of overall security, under the National Institute of Standards and Technology FIPS SP 800-90B framework. The assessment confirmed that the chip fully complies with the required specifications, and the evaluation report has been formally submitted to NIST for review.

It is important to highlight that while SEALSQ controls the delivery of evaluation milestones, the final validation timelines remain in the hands of regulatory authorities. These processes are outside of SEALSQ’s control and take time.

Common Criteria

On the Common Criteria front, the hardware evaluation has also been completed by this accredited laboratory. This included a comprehensive review of the overall hardware security architecture, as well as the SHA-3 hardware design, which is foundational for our Post-Quantum cryptographic capabilities.

Here again, the outcome was positive and aligned with the defined security targets. We have received written confirmation from the certification body that the most critical part of the Common Criteria evaluation required to achieve Evaluation Assurance Level (EAL) 5+, namely fault injection and side-channel attacks, confirming the QS7001’s resistance, passed in March as anticipated. The testing laboratory is now finalizing the administrative steps to issue the formal Common Criteria lab letter, expected in the coming days. The report will then be submitted later on to ANSSI, which is responsible for issuing the Common Criteria EAL5+ certification. It is important to note that this is a highly sought-after hardware and software certification level, achieved by only a limited number of players.

Commercial Traction

SEALSQ currently has more than ten prospective customers actively evaluating the QS7001. This includes Lattice Semiconductor, with whom we have already made a public announcement and demonstrated a proof-of-concept unified TPM-FPGA solution at the Embedded World 2026 conference.

SEALSQ has taken important initial steps to establish its US market presence with the announcement of partnerships with Trusted Semiconductor Solutions (a Category 1A Trusted-accredited company serving U.S. defense and government agencies) and Lattice Semiconductor (a leading provider of secure, low-power FPGAs for edge computing), which validate both the relevance of our approach and the demand for hardware-based security and Post-Quantum capabilities in the US market. SEALSQ is also engaged in advanced discussions with leading semiconductor companies around next-generation secure microcontroller platforms.

Evaluation kits for our QS7001 have been available since November 2025, and in our experience, it is standard industry practice for customers to begin development and testing well before certification is fully finalized.

The typical customer engagement cycle begins with an evaluation phase, where R&D teams explore the QS7001 capabilities using our evaluation kits. A key focus is the transition from traditional cryptographic algorithms such as RSA and Elliptic Curve Cryptography toward Post-Quantum cryptography libraries embedded in our platform.

This is typically followed by the development and validation phase, during which customers build their software stacks, integrate them into their target devices, and perform extensive testing, including functionality, performance, and quality assurance.

The Final step is industrialization. At this stage, customers provide their validated software to SEALSQ, and SEALSQ then securely provisions customers at the wafer level through our trusted supply chain.

From initial evaluation to industrial deployment, this entire cycle typically spans between 12 and 18 months.

SEALSQ's certification milestones are directly supporting its customer engagement efforts. The positive evaluation results achieved to date are enabling customers to advance their projects, reinforcing SEALSQ’s leadership in Post-Quantum semiconductor security.

SEALSQ Enters 2026 Well Positioned for Structural Growth and Commercial Acceleration

SEALSQ has entered 2026 with clear commercial momentum. The Company remains focused on scaling production, accelerating Post-Quantum innovation, expanding global partnerships, and securing its role as a leader in the emerging quantum-security infrastructure market. Q1 2026 revenue is expected to exceed $4 million, representing a substantial increase of over 100% on Q1 2025 and signaling accelerated demand across our traditional product portfolios, as our pipeline continues to grow with opportunities. Specifically, the anticipated Q1 2026 growth reflects expected increased revenue from Vault-IC secure element technology as more connected objects require internet-secure connections, and the full-quarter consolidation of IC’ALPS.

FY 2026 Outlook

SEALSQ’s outlook statements are based on current expectations. The following statements are forward-looking and actual results could differ materially depending on market conditions and the factors set forth under “Forward Looking Statements” below.

SEALSQ believes the strong Q1 2026 start reinforces confidence in its previously communicated FY 2026 guidance with revenue growth expected to grow between 50% and 100% year-over-year, which is supported by:

•	A full-year consolidation of the revenue of IC’ALPS compared to five months in 2025.
•	Continued growth in current range of secure semiconductor products as well as entry into the Trusted Platform Module (“TPM”) market.
•	The commercialization of the QS7001 Post-Quantum and QVault TPM product range, with first revenues anticipated for the latter part of 2026.
•	The launch of a custom Post-Quantum enabled chip development with contractualization expected in the second half of 2026, reflecting the ability to deliver tailor-made security integrated circuits (“ASICs”).
•	The anticipated adoption of Post-Quantum Cryptography as a reaction to the threat of Quantum computing to traditional encryption methods.
•	Growth in PKI subscription contracts as a result of multiple market trends including the growth in digital transactions, the increasing frequency and sophistication of cyberattacks, and the growing adoption of cloud-based models and remote working.
•	Initial revenues expected to be generated from the Quantix Edge Security project and sovereign semiconductor initiatives.

Expanding Commercial Pipeline

SEALSQ’s active business pipeline now exceeds $200 million in potential revenue opportunities from 2026 through 2029, including $60 million linked to QS7001 and QVault TPM programs. This pipeline reflects:

•	Rising global demand for Quantum-resistant security.
•	Government-driven sovereign semiconductor programs.
•	Increasing brand awareness and global market penetration of SEALSQ.

These pipeline figures reflect management estimates and are subject to conversion risks, customer validation and technical integration.

Strategic Investments and Vertical Integration

During 2025, SEALSQ deployed approximately $30 million into strategic investments aimed at strengthening its vertical integration. These investments included:

•	IC’ALPS — custom semiconductor design capabilities (ASIC design — Application Specific Integrated Circuit — and QASIC, the Quantum-Resistant ASIC).
•	Quantix Edge Security — a Spanish semiconductor Design, Test and Personalization Center.
•	WISeSat — Quantum-resistant enabled secure satellite communications for IoT applications.
•	WeCan Group — KYC infrastructure within the financial sector.
•	EeroQ — a Quantum chip design company pioneering a breakthrough approach to building a Quantum computer using electrons on helium (eHe).

Smart Meter and PKI Expansion Drives Scalable, High-Margin Recurring Revenue

SEALSQ continues to expand recurring revenue streams in its smart meter and Public Key Infrastructure (PKI) offerings, which are expected to contribute substantially to 2026 revenue growth, through new and expanded semiconductor or PKI contracts with leading industrial OEM partners like Landis & Gyr, and the growing deployment of lifecycle certificate-management solutions in the US, Asia, and Europe.

Other Technological Milestones

Quantum Shield QS7001, a next-generation secure chip that integrates NIST-standardized Post-Quantum Cryptography (PQC) algorithms directly at the hardware level, represents a foundational step in SEALSQ’s quantum-secure roadmap.

In 2025, SEALSQ significantly strengthened its vertical Quantum platform strategy, expanding beyond its established hardware Root of Trust leadership toward full-stack quantum integration, from secure silicon to qubit generation, interconnected through a sovereign Quantum Highway. To accelerate this vision, SEALSQ initiated targeted investments across the Quantum value chain, including:

•	Foundational Layer — Post-Quantum Silicon: SEALSQ reinforced its Post-Quantum semiconductor roadmap through investments to develop advanced cryptographic IP, next-generation secure chips, TPM architectures, and quantum-resistant chiplets and secure enclave. These investments aim to ensure long-term protection against emerging Quantum threats and to position SEALSQ as a leader in crypto-agile, Quantum-secure silicon.

•	Computational Layer — Quantum Processing Ecosystems: SEALSQ began strategic participation in Quantum processor ecosystems via investments with strategic Quantum companies, including qubit hardware platforms and quantum-classical interface technologies. This generates exposure to qubit generation and secure orchestration layers, extending SEALSQ’s security architecture from device authentication to Quantum computing as a service.

Together, these initiatives and investments advance SEALSQ’s objective of building a vertically integrated Quantum-secure ecosystem, securing identity at the silicon level, protecting communications in transit, and enabling trusted access to Quantum processing environments. This strategy aims at positioning SEALSQ as a key architect of next-generation digital trust infrastructure in the emerging Quantum era.

Q1 2026 Strategic and Corporate Milestones

Since January 1, 2026, SEALSQ has made significant progress across its technology, commercial, and corporate agenda.

Capital Markets & Corporate

•	February 23, 2026: Announced relocation of Geneva headquarters to the Pont-Rouge business district in August 2026, a modern low-carbon facility offering enhanced connectivity.
•	March 16, 2026: Completed a $125.0 million Registered Direct Offering priced at-the-market under Nasdaq rules. Proceeds are intended to reinforce cash and accelerate Post-Quantum and Quantum commercialization in the United States and Europe.

Quantum Ecosystem & Strategic Investments

•	February 19, 2026: Made an additional strategic investment in EeroQ (US), a Quantum computer company pioneering electrons-on-helium (eHe) architecture, building on SEALSQ’s initial December 2025 investment.
•	March 24, 2026: Signed a Letter of Intent to acquire 100% of Miraex, a Swiss developer of photonics-based Quantum interconnect solutions, via the SEALSQ Quantum Fund. The transaction is expected to close by end of June 2026, subject to customary conditions.
•	March 25, 2026: Expanded the dedicated SEALSQ Quantum Fund to $200 million to build a sovereign, end-to-end Quantum stack spanning secure silicon, Quantum communications, and cloud Quantum infrastructure.

Technology & Product

•	March 6, 2026: Published a comprehensive 2026 Certification Roadmap for the QS7001 Secure Element and QVault TPM product lines, outlining FIPS and Common Criteria certification milestones.
•	March 20, 2026: Announced deployment of Post-Quantum cryptography (PQC), including NIST-selected algorithms CRYSTALS-Kyber and CRYSTALS-Dilithium, across hardware, blockchain, digital transaction, and satellite IoT infrastructures, in collaboration with WeCan, WISeSat.Space, and WISeID.com.
•	March 26, 2026: Announced readiness to support the Wi-SUN Alliance and its members with QS7001 Post-Quantum chips and INeS PKI services to build Quantum-resilient smart meter ecosystems, with participation in the Wi-SUN Open House 2026 in Tokyo on March 27, 2026.

Strategic Partnerships

•	February 18, 2026: Announced a collaboration with Lattice Semiconductors to deliver a unified TPM-FPGA architecture for Post-Quantum security, integrating SEALSQ’s QS7001 and QVault TPM technologies into select FPGA solutions, with a live proof-of-concept at the Embedded World 2026 conference, validating both the relevance of our approach and the demand for hardware-based security and Post-Quantum capabilities.
•	February 27, 2026: Announced expanded Japanese market presence and key event participations in March 2026, aligned with Japan’s government mandate targeting Quantum security adoption by 2035.
•	March 13, 2026: Expanded the strategic partnership with Parrot to integrate SEALSQ Post-Quantum cryptography (CRYSTALS-Kyber and CRYSTALS-Dilithium, FIPS-compliant, Common Criteria EAL5+) into Parrot’s next generation of secure professional drones, aligned with CNSA 2.0 migration timelines.
•	March 18, 2026: Jointly announced with WISeSat the commercial Quantum Spatial Orbital Cloud (QSOC), a planned 100-satellite constellation providing Quantum key distribution (QKD), QRNG, and Post-Quantum identity services as a subscription cloud for banks, governments, and enterprises. Full operational capability is targeted for 2033.

Events & Market Engagement

•	February 4-6, 2026: Participated in Tech & Fest 2026, showcasing cutting-edge innovation and sharing its vision for technological sovereignty in the quantum era, including a demonstration of our PQC-powered robot. The event brought together global industry leaders to help shape an innovative future powered by SEALSQ solutions.
•	March 2–5, 2026: Participated in the Embedded World 2026 conference, demonstrating the QS7001 and QVault TPM product lines to global industrial and IoT customers.
•	March 12, 2026: Presented at the Cantor Quantum Security Event in New York, highlighting the urgency of Post-Quantum security migration for financial institutions and enterprises.
•	March 27–29, 2026: Hosted select customers and partners at the Japanese Grand Prix in Suzuka, activating the Company’s partnership with the BWT Alpine Formula 1 Racing Team.

FY 2025 Strategic and Corporate Milestones

QS7001 The most consequential milestone of 2025 was the commercial launch of the Quantum Shield QS7001 in Q4. This is the world's first commercially available secure semiconductor embedding NIST-standardized Post-Quantum cryptography algorithms, ML-KEM and ML-DSA, in hardware. It delivers up to ten times higher performance than software-based implementations.

SEALSQ unveiled the QS7001 at the IQT Quantum + AI Conference in New York in October and formally launched development kits at the Las Vegas Grand Prix in November. The pipeline for QS7001 and QVault TPM has already grown to over $60 million for 2026–2029, up from approximately $11.4 million at the same point last year. SEALSQ’s total active pipeline across all products stands at an estimated $200 million. These pipeline figures reflect management estimates and are subject to conversion risks, customer validation and technical integration.

In March 2026, SEALSQ published a certification roadmap confirming all four product variants, QS7001 V1, QS7001 V2, QVault TPM-183, and QVault TPM-185, are on track for CC EAL5+, FIPS 140-3, and TCG certifications through Q4 2026.

Acquisitions

In August 2025, SEALSQ completed the acquisition of IC'ALPS SASU, a leading ASIC design specialist based in Grenoble and Toulouse (France). This added approximately 100 highly skilled engineers, bringing its global workforce to approximately 300. IC'ALPS brings expertise in custom chip design for healthcare, automotive, and IoT, and positions SEALSQ to develop the QASIC, a purpose-built Post-Quantum cryptography ASIC. ASIC revenues grew from $1.3 million in Q3 2025 to $2.3 million in Q4 2025, confirming the value of this acquisition. On March 27, 2026, IC’ALPS was officially listed as a partner by the South Korean CMOS foundry DB HiTek, with several ASIC designs already completed, including one automotive device certified to ISO 26262 ASIL-B. IC’ALPS is already recognized as a trusted partner to leading foundries, including TSMC, Intel Foundry, X-Fab, ams OSRAM, and GlobalFoundries. In addition, the growing pipeline of discussions around full-custom ASICs integrating advanced security solutions (across telecom, IoT, ID, smart card, and sovereign applications) is expected to play a significant role in advancing SEALSQ’s strategic objectives.

Additionally, in March 2026, SEALSQ signed a Letter of Intent to acquire 100% of Miraex, a Swiss developer of photonics-based quantum interconnect solutions. Miraex represents a key strategic asset in completing the SEALSQ Quantum Vertical Stack. Its technology provides a critical interconnect layer linking Quantum computing, networking, and Post-Quantum cryptography into a unified architecture. Once completed, the acquisition is expected to accelerate the QSOC initiative and strengthen SEALSQ’s ability to deliver resilient, end-to-end Quantum-secure infrastructure across both terrestrial and space-based environments.

Quantum Fund & Strategic Investments

The SEALSQ Quantum Fund, launched in February 2025 with a $20 million initial allocation, has grown to $200 million as of today. The SEALSQ Quantum Fund is an internal strategic investment initiative of SEALSQ using a dedicated allocation of our cash with the goal of accelerating the development of a fully integrated Quantum Vertical Sovereign Stack, a comprehensive, end-to-end “Root-to-Qubit” ecosystem aimed at ensuring technological independence, cybersecurity resilience, and trust in the emerging quantum era. SEALSQ has to date deployed approximately $30 million across IC'Alps, ColibriTD, EeroQ, WISeSat, Quantix Edge Security, and the WeCan Group, each reinforcing its Quantum vertical from silicon to space.

SEALSQ’s December 2025 investment in EeroQ, with a follow-on in February 2026, is particularly strategic. EeroQ is building Quantum processors based on single electrons on superfluid helium: a design approach that yields processors as small as a thumbnail, manufacturable on standard semiconductor processes. This underpins SEALSQ’s Made in USA vision and its long-term Root-to-Qubit ecosystem.

The US government and enterprise market is increasingly moving toward Roots of Trust, PKI infrastructure, and cryptographic provisioning on US soil. In November 2025, SEALSQ launched a sovereign US-based Post-Quantum Root of Trust, the first of its kind. SEALSQ partners with Trusted Semiconductor Solutions (TSS) to deliver secure, Post-Quantum-ready semiconductor solutions for the US government and defense ecosystem, combining SEALSQ’s expertise in hardware-based security and Post-Quantum cryptography with TSS’s access to trusted US supply chains and government programs. EeroQ is the Quantum computing layer of this vision. Their electron-on-helium approach allows processors as small as a thumbnail, manufacturable on standard semiconductor processes, directly aligned with SEALSQ’s long-term goal of an end-to-end sovereign Quantum security stack from Post-Quantum chips today to quantum processors in the future.

Quantum Highway & Global Expansion

We advanced our Quantum Highway, linking industrial capabilities across Murcia, Toulouse, Provence, Grenoble, Geneva, and Chicago.

•	In September 2025, SEALSQ signed a €40 million joint venture with the Spanish government to establish Quantix Edge Security in Murcia, Spain's first Post-Quantum semiconductor personalization center. SEALSQ is planning to establish two additional hubs in the US and Asia with further progress anticipated to be announced in 2026.

•	In November 2025, SEALSQ launched a sovereign US-based Post-Quantum Root of Trust, enabling US government agencies to manage Quantum-secure digital identities entirely on US soil.

•	In November 2025, SEALSQ invested $10 million in WISeSat to develop a Quantum-secure satellite infrastructure platform. The contemplated model is based on an anticipated Irrevocable Right of Use over twelve satellites. WISeSat would retain ownership and operations while SEALSQ would secure dedicated capacity for our Quantum Spatial Orbital Cloud initiative, delivering Quantum key distribution, quantum random number generation, and Post-Quantum identity services as a subscription offering to enterprises and governments. The WISeSat 3.0 launch in June 2025 included a proof of concept for SEALCOIN’s machine-to-machine transactions secured by our semiconductor stack and Quantum RootKey. Of note, SEALCOIN is a WISeKey subsidiary and focuses on decentralized physical internet with DePIN technology and houses the development of the SEALCOIN platform. While there can be no assurance the contemplated arrangement will be completed on currently anticipated terms, this represents a significant long-term opportunity as the world’s first Quantum-secure orbital cloud.

Conference Call

SEALSQ will host a conference call to discuss these results on Wednesday, April 1, at 9:00 am ET (3:00 pm CET). If you wish to join the conference call, please use the dial-in information below:

•	Toll-Free Dial-In Number: 877-445-9755
•	International Dial-In Number: 201-493-6744

A simultaneous webcast of the call may be accessed online via the Investors section of SEALSQ’s website, https://www.sealsq.com/investors/events or click here.

The archived call will also be available on the Investors section of SEALSQ's website, https://www.sealsq.com/investors/events.

Filing of 2025 Annual Report on Form 20-F

SEALSQ filed its Consolidated Financial Statements in the Form 20-F for the full year period ended December 31, 2025, with the U.S. Securities and Exchange Commission on March 31, 2026. The Form 20-F can be assessed by visiting SEALSQ’s website at www.sealsq.com.

In addition, SEALSQ’s shareholders may receive a hard copy of the Form 20-F, which includes complete audited financial statements, free of charge, by contacting its Investor Relations Representative at lcati@theequitygroup.com or +1 212 836-9611.

ADDITIONAL AUDITED US GAAP FINANCIAL & OPERATIONAL DATA

Consolidated Statements of Comprehensive Income/(Loss) [as reported]

	12 months ended December 31,
USD'000, except earnings per share	2025	2024	2023
Net sales	18,252	10,981	30,058
Cost of sales	(9,116)	(6,775)	(15,589)
Depreciation of production assets	(506)	(478)	(420)
Gross profit	8,630	3,728	14,049

Other operating income	2,607	359	48
Research & development expenses	(12,477)	(4,985)	(3,946)
Selling & marketing expenses	(12,768)	(5,453)	(5,648)
General & administrative expenses	(25,791)	(10,840)	(8,644)
Total operating expenses	(48,429)	(20,919)	(18,190)
Operating loss	(39,799)	(17,191)	(4,141)

Non-operating income	8,897	1,061	2,442
Loss on debt extinguishment	-	(100)	-
Interest and amortization of debt discount	(223)	(1,003)	(689)
Non-operating expenses	(3,083)	(883)	(655)
Loss before income tax expense	(34,208)	(18,116)	(3,043)

Income tax (expense) / income	162	(3,085)	(225)
Equity in earnings of unconsolidated affiliates	(148)	-	-
Net loss	(34,194)	(21,201)	(3,268)

Earnings per Ordinary Share (USD)
Basic	(0.24)	(0.60)	(0.21)
Diluted	(0.24)	(0.60)	(0.21)

Earnings per F Share (USD)
Basic	(1.20)	(3.01)	(1.07)
Diluted	(1.20)	(3.01)	(1.07)

Other comprehensive income / (loss), net of tax:
Foreign currency translation adjustments	(39)	-	(2)
Unrealized gain on available-for-sale debt securities:
Unrealized holding gain arising during period	25	-	-
Defined benefit pension plans:
Net gain / (loss) arising during period	108	(27)	11
Other comprehensive income / (loss)	94	(27)	9
Comprehensive loss	(34,100)	(21,228)	(3,259)

Consolidated Balance Sheets [as reported]

	As at December 31,	As at December 31,
USD'000, except par value	2025	2024
ASSETS
Current assets
Cash and cash equivalents	417,657	84,624
Accounts receivable, net of allowance for doubtful accounts	12,944	3,825
Inventories	2,012	1,418
Prepaid expenses	880	355
Investment, current	10,032	-
Government assistance	4,579	2,247
Other current assets	1,534	593
Total current assets	449,638	93,062

Noncurrent assets
Loans receivable, noncurrent	31	-
Deferred tax credits	2,295	190
Property, plant and equipment, net of accumulated depreciation	3,770	3,201
Intangible assets, net of accumulated amortization	20,953	-
Operating lease right-of-use assets	6,113	1,031
Finance lease right-of-use assets	126	-
Goodwill	5,656	-
Available-for-sale debt securities, noncurrent	129	-
Investments in unconsolidated affiliates	4,259	-
Investments in unconsolidated related party affiliates	9,958	-
Investment in SAFE	1,000	-
Other noncurrent assets	251	82
Total noncurrent assets	54,541	4,504
TOTAL ASSETS	504,179	97,566

LIABILITIES
Current Liabilities
Accounts payable	16,818	10,073
Notes payable	689	4,828
Deferred revenue, current	25	5
Current portion of obligations under operating lease liabilities	668	327
Current portion of obligations under finance lease liabilities	57	-
Income tax payable	3	1
Other current liabilities	9,988	1,659
Total current liabilities	28,248	16,893

Noncurrent liabilities
Bonds, mortgages and other long-term debt	989	-
Indebtedness to related parties, noncurrent	-	3,105
Operating lease liabilities, noncurrent	5,523	616
Finance lease liabilities, noncurrent	72	-
Deferred tax liability	4,367	-
Employee benefit plan obligation	2,162	464
Other noncurrent liabilities	1,310	-
Total noncurrent liabilities	14,423	4,185
TOTAL LIABILITIES	42,671	21,078

Commitments and contingent liabilities

SHAREHOLDERS' EQUITY
Common stock - Ordinary shares	1,915	1,000
Par value - USD 0.01
Authorized - 500,000,000 and 200,000,000
Issued and outstanding – 191,525,129 and 100,039,519
Common stock - F shares	75	75
Par value - USD 0.05
Authorized - 10,000,000 and 10,000,000
Issued and outstanding - 1,499,800 and 1,499,700
Additional paid-in capital	534,773	116,568
Accumulated other comprehensive income	852	758
Accumulated deficit	(76,107)	(41,913)
Total shareholders' equity	461,508	76,488
TOTAL LIABILITIES AND EQUITY	504,179	97,566

About SEALSQ:

SEALSQ is a leading innovator in Post-Quantum Technology hardware and software solutions. Our technology seamlessly integrates Semiconductors, PKI (Public Key Infrastructure), and Provisioning Services, with a strategic emphasis on developing state-of-the-art Quantum Resistant Cryptography and Semiconductors designed to address the urgent security challenges posed by quantum computing. As quantum computers advance, traditional cryptographic methods like RSA and Elliptic Curve Cryptography (ECC) are increasingly vulnerable.

SEALSQ is pioneering the development of Post-Quantum Semiconductors that provide robust, future-proof protection for sensitive data across a wide range of applications, including Multi-Factor Authentication tokens, Smart Energy, Medical and Healthcare Systems, Defense, IT Network Infrastructure, Automotive, and Industrial Automation and Control Systems. By embedding Post-Quantum Cryptography into our semiconductor solutions, SEALSQ ensures that organizations stay protected against quantum threats. Our products are engineered to safeguard critical systems, enhancing resilience and security across diverse industries.

For more information on our Post-Quantum Semiconductors and security solutions, please visit www.sealsq.com.

Forward-Looking Statements

This communication expressly or implicitly contains certain forward-looking statements concerning SEALSQ Corp and its businesses. Forward-looking statements include statements regarding our business strategy, financial performance, results of operations, market data, events or developments that we expect or anticipate will occur in the future, as well as any other statements which are not historical facts. Although we believe that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. orward-looking statements in this communication include, but are not limited to, statements regarding: anticipated Q1 2026 revenue; FY 2026 revenue guidance; our active business pipeline exceeding $200 million for 2026-2029, including over $60 million linked to QS7001 and QVault TPM programs; the expected timing and successful completion of Common Criteria EAL5+, FIPS 140-3, and TCG certifications for our QS7001 and QVault TPM product lines through Q4 2026; the anticipated commercialization of the QS7001 Post-Quantum and QVault TPM product range; the expected closing of the Miraex acquisition by end of June 2026; planned establishment of personalization hubs in the US and Asia in 2026; the development and launch of the Quantum Spatial Orbital Cloud (QSOC) satellite constellation; the expected relocation of our Geneva headquarters to the Pont-Rouge business district; the launch of a custom Post-Quantum enabled chip development with contractualization expected in the second half of 2026; expected growth in PKI subscription contracts; anticipated revenues from the Quantix Edge Security project and sovereign semiconductor initiatives; and our ability to establish SEALSQ as a cornerstone player in sovereign semiconductor and Quantum-security ecosystems worldwide.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include: our ability to convert our pipeline into actual sales, as pipeline figures reflect management estimates and are subject to conversion risks, customer validation, and technical integration; the global demand for Quantum-resistant infrastructure and timing of global adoption of Quantum-resistant security; continued growth in our current range of secure microcontroller and Vault-IC secure element products; delays or failures in obtaining QS7001 or QVault TPM certifications from NIST, ANSSI, or other regulatory authorities, as certification timelines remain in the hands of regulatory authorities and are outside SEALSQ’s control; longer-than-anticipated customer evaluation and industrialization cycles; our ability to successfully launch and commercialize additional Post-Quantum chips; our ability to grow PKI subscription contracts; risks associated with the integration of IC'ALPS and the pending Miraex acquisition; execution risks associated with the Quantix Edge Security joint venture and other sovereign semiconductor initiatives; uncertainties regarding the commercial viability and market acceptance of Post-Quantum cryptography products; risks associated with our strategic investments, including those in EeroQ, WISeSat, ColibriTD, WeCan Group, and other Quantum ecosystem companies; potential delays in establishing our planned US and Asia personalization hubs; risks related to the development and deployment of the QSOC satellite constellation; the expansion of government-driven sovereign semiconductor programs; whether there will be increased enterprise demand for hardware-rooted digital trust; SEALSQ's ability to continue beneficial transactions with material parties, including a limited number of significant customers; market demand and semiconductor industry conditions; and the risks discussed in SEALSQ's filings with the SEC.

Statements regarding our business pipeline are based on management's current estimates of potential revenue opportunities and do not represent backlog or contracted revenue. Pipeline conversion is subject to numerous factors including customer validation, technical integration requirements, certification timelines, and market conditions. There can be no assurance that pipeline opportunities will convert to actual sales or that such conversion will occur within anticipated timeframes.

Statements regarding the expected timing of certifications, including Common Criteria EAL5+, FIPS 140-3, and TCG certifications, are subject to the review processes of regulatory authorities including NIST and ANSSI. While SEALSQ controls the delivery of evaluation milestones, final validation timelines remain in the hands of these regulatory authorities and may take longer than anticipated.

Statements regarding the Miraex acquisition are subject to customary closing conditions, and there can be no assurance the transaction will close on currently anticipated terms or within the expected timeframe. Statements regarding WISeSat and the QSOC initiative reflect contemplated arrangements that may not be completed on currently anticipated terms. Risks and uncertainties are further described in reports filed by SEALSQ with the SEC, including the Company's Annual Report on Form 20-F for the year ended December 31, 2025, filed with the SEC on March 31, 2026.

SEALSQ Corp. Carlos Moreira Chairman & CEO Tel: +41 22 594 3000 info@sealsq.com	SEALSQ Investor Relations (US) The Equity Group Inc. Lena Cati Tel: +1 212 836-9611 lcati@theequitygroup.com